EXHIBIT 13
                                                                      ----------
                                TABLE OF CONTENTS


                                                                          Page

Directors and Officers                                                       2

President's Message to Shareholders                                          3

Selected Consolidated Financial Data                                         4

Management's Discussion and Analysis                                         6

Report of Independent Certified Public Accountants                          19

Consolidated Statements of Financial Condition                              20

Consolidated Statements of Earnings                                         21

Consolidated Statements of Comprehensive Income                             22

Consolidated Statements of Changes in Shareholders' Equity                  23

Consolidated Statements of Cash Flows                                       24

Notes to Consolidated Financial Statements                                  26






                     BUSINESS OF LOGANSPORT FINANCIAL CORP.

Logansport Financial Corp. ("Logansport Financial" or the "Company"), an Indiana corporation, became a unitary savings and loan holding company upon the conversion of Logansport Savings Bank, FSB (the "Bank") from a federal mutual savings bank to a federal stock savings bank in June 1995. The Company and the Bank conduct business from a single office in Logansport, Cass County, Indiana. The Bank is and historically has been among the top real estate mortgage lenders in Cass County and is the oldest financial institution headquartered in Cass County. The Bank offers a variety of retail deposit and lending services. The Company has no business activity other than being the holding company for the Bank. The Company is the sole shareholder of the Bank.





                                MISSION STATEMENT


"The Board of Directors, management and staff of Logansport Savings Bank are dedicated to serving the needs of our customers, providing them with the best possible service in an efficient, friendly, caring atmosphere. As a vital part of this community, Logansport Savings Bank seeks to continue partnering with local business and individuals. The customers, employees, and shareholders are an integral part of Logansport Savings Bank and are best served if the Bank remains an independent, locally controlled and operated, profitable financial institution."

                           Logansport Financial Corp.

                             DIRECTORS AND OFFICERS


     DIRECTORS

     Charles J. Evans (age 55) has served as Senior Vice President of Logansport Savings Bank, FSB since January 2000. Prior to that he served as Vice President and Senior Loan Officer of Logansport Savings Bank, FSB since 1980.

     Brian J. Morrill (age 44) is the founder and President of Cass County Title Company, Inc. The firm provides title insurance policies and real estate searches for lenders, realtors, attorneys, and the general public. Prior to founding Cass County Title Company, Morrill served for ten years as the Executive Director of the Cass County Family YMCA in Logansport, Indiana. Morrill has served on several community boards and in 2000 served as Chairman of the Logansport/Cass County Chamber of Commerce.

     Susanne S. Ridlen, Ph.D. (age 61) is a faculty member and Director of the Project Success Program for under-prepared students at Indiana University Kokomo. Dr. Ridlen has taught at IUK since 1969. She also serves on the Lilly Scholarship Committee for the Cass County Community Foundation.

     William Tincher, Jr. (age 62) has served as Plant Manager for the Modine Manufacturing Company ("Modine") since 1977. Modine is located in Logansport, Indiana, and manufactures automotive cooling systems.

     David G. Wihebrink (age 54) has served as President of Logansport Financial Corp. and Logansport Savings Bank since April 2000. Prior to that, he had served as Vice President and Chief Financial Officer of TM Morris Manufacturing Co., Inc. since 1988. Prior to his employment with Morris, Mr. Wihebrink was a member of the accounting firm Smith, Thompson & Wihebrink (Logansport) for 15 years. Mr. Wihebrink also currently serves as a member of the Board of Directors of the Neal Home retirement home in Logansport, Indiana; as a member of the Board of Directors of the North Central Indiana Workforce Investment Board and as a member of the Board of Directors of the Logansport/Cass County Chamber of Commerce.

     Thomas G. Williams (age 68) served as President of Logansport Savings Bank, FSB from 1971 until his retirement in April 2000.

     Dr. Todd S. Weinstein (age 40) is a member of the surgical staff at Logansport Memorial Hospital and has been a member of Logansport Surgical Associates since 1991. He serves on the Board of Trustees of Logansport Memorial Hospital and the Board of Directors of the Cass County Family YMCA.

     James P. Bauer (age 56) is the Vice President of Finance and Treasurer of Material Processing, Inc., a holding company for Small Parts, Inc. and ABC
Metals. He serves on the Board of Directors of the Logansport Economic Development Foundation, Inc. and the United Way of Cass County, Inc.


LOGANSPORT FINANCIAL CORP.             LOGANSPORT SAVINGS BANK, FSB

Officers                               Officers

DAVID G. WIHEBRINK                     DAVID G. WIHEBRINK - President
President and Chief
Executive Officer                      CHARLES J. EVANS - Senior Vice President

CHARLES J. EVANS                       DOTTYE ROBESON - Chief Financial Officer/
Vice President                                        Secretary/Treasurer

DOTTYE ROBESON                         ALLEN SCHIEBER - Senior Vice President
Secretary/Treasurer
                                       JEFFREY JONES - Vice President

                                       SHEILA WILDERMUTH - Vice President

                                       MARK DEBARGE - Assistant Vice President

                                       KAY GAPSKI - Assistant Vice President

TO OUR SHAREHOLDERS:

On behalf of our employees and Board of Directors, I take great pleasure in presenting to you the 2001 Annual Report to Shareholders for Logansport Financial Corp.

By any measure, 2001 was an exceptional year. The financial services industry, along with our country as a whole, was confronted with challenges and changes to our businesses and personal lives that were unprecedented. During 2001 the stock market tested and confirmed the value of our Bank. Although we were faced with these challenges and changes, we never lost focus on our commitment to deliver the maximum value to our shareholders, build careers for our employees and serve our customers - that mission remained constant in 2001.

Logansport Financial Corp. has a simple plan for its success that consists of three goals:
     o    Maximize the return to our shareholders
     o Enhance our products and provide the very best service to our customers
     o    Develop our talents to provide greater opportunities for our employees

We intend to use the talents and abilities of our employees to create a positive impact in our community and our current and future markets. The Bank and its employees are committed to community banking and continuing our focus on customer service.

Since becoming a public company in 1995, Logansport Financial Corp. has maintained a steady record of earnings growth and dividend payments. In the year 2001, we were again able to achieve record earnings with a 10.2% increase over the year 2000. Earnings per diluted share were $1.27, representing a 9.5% increase over 2000. During 2001, a 10% stock repurchase was announced and approximately 60% of the repurchase was completed by the end of the year. By January 31, 2002, the remaining portion of the repurchase had been completed. The results of our performance are detailed in the report pages that follow this letter. We are committed to consistently improving our financial performance even in the face of the many challenges that we know await us in the future. We remain confident we are doing the right things and that our motto of "Leading The Way" speaks of our commitment to our shareholders, community and our employees.

We want to thank our valued shareholders, customers and employees for their support, confidence, loyalty and commitment as we pursue our mission of providing community banking.


Sincerely,


/s/ David G. Wihebrink

David G. Wihebrink
President

                           Logansport Financial Corp.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA


The following tables set forth certain information concerning Logansport Financial's consolidated financial position, results of operations and other data at the dates and for the periods indicated.

                                                                        At December 31,
Statement of Financial Condition Data:         2001           2000            1999           1998           1997
                                                                        (In thousands)
Total assets                               $138,065       $132,612        $117,468        $96,085        $86,115
Loans receivable, net                       111,696        102,418          90,900         73,073         63,635
Mortgage-backed securities                    4,419          5,165           5,898          8,129          9,932
Cash and cash equivalents                     8,816          9,210           5,146          4,328          2,269
Investment securities                         5,788          8,322           8,539          5,033          5,750
Deposits                                     83,900         79,454          76,011         70,011         60,595
Borrowings                                   35,915         35,237          24,307          8,375          8,025
Shareholders' equity - net                   17,402         17,013          16,146         16,488         16,542


                                                                    Year ended December 31,
Summary of Operating Results:                  2001           2000            1999           1998           1997
                                                               (In thousands, except share data)

Interest income                              $9,831         $9,524          $7,599         $6,579         $6,101
Interest expense                              5,696          5,597           4,043          3,476          3,115
                                              -----          -----           -----          -----          -----
Net interest income                           4,135          3,927           3,556          3,103          2,986
Provision for losses on loans                   392            332             162             63             26
                                             ------         ------          ------        -------        -------
Net interest income after provision for
  losses on loans                             3,743          3,595           3,394          3,040          2,960
Other income                                    222            122             175            285            170
General, administrative and other expense     2,046          1,937           1,667          1,322          1,170
                                              -----          -----           -----          -----          -----
Earnings before income taxes                  1,919          1,780           1,902          2,003          1,960
Income taxes                                    521            511             678            756            728
                                             ------         ------          ------         ------         ------
Net earnings                                 $1,398         $1,269          $1,224         $1,247         $1,232
                                              =====          =====           =====          =====          =====

Basic earnings per share                      $1.29          $1.16           $1.03          $1.00           $.98
                                               ====           ====            ====           ====            ===

Diluted earnings per share                    $1.27          $1.16           $1.02           $.97           $.95
                                               ====           ====            ====            ===            ===

Cash dividends per share                       $.48           $.44            $.44           $.43           $.40
                                                ===            ===             ===            ===            ===



Footnotes on following page.




                           Logansport Financial Corp.

           SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA (CONTINUED)


                                                            At or for the year ended December 31,
Supplemental Data:                             2001           2000            1999           1998           1997

Return on assets (1)                           1.03%          1.00%           1.14%          1.37%          1.50%
Return on equity (2)                           7.82           7.76            7.33           7.44           7.69
Interest rate spread (3)                       2.55           2.57            2.86           2.70           2.94
Net yield on interest-earning assets (4)       3.23           3.27            3.54           3.61           3.86
General, administrative and other
  expense to average assets                    1.50           1.53            1.55           1.45           1.42
Net interest income to general,
  administrative and other expense           202.10         202.74          213.32         234.72         255.21
Equity-to-assets (5)                          12.60          12.83           13.75          17.16          19.21
Average interest-earning assets to
  average interest-bearing liabilities       115.21         115.39          117.20         122.72         123.36
Non-performing assets to total assets          1.41            .25             .57            .33            .62
Non-performing loans to total loans            1.72            .32             .72            .42            .67
Loan loss allowance to total loans             1.00            .73             .47            .38            .38
Loan loss allowance to non-performing
  loans                                       58.11         226.19           66.07          90.48          56.84
Dividend payout ratio                         37.21          37.93           42.72          43.00          40.82
Net charge-offs to average loans                .02            *               *              .03            .03


*  Less than .01%




----------------------------------

(1)  Net earnings divided by average total assets.
(2)  Net earnings divided by average total equity.
(3) Interest rate spread is calculated by subtracting combined weighted-average interest rate cost from combined weighted-average interest rate earned for the period indicated.
(4)  Net interest income divided by average interest-earning assets.
(5)  Total equity divided by total assets.

                           Logansport Financial Corp.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


General

The Company was formed as part of the conversion of the Bank from a federal mutual savings bank to a federal stock savings bank, which was completed June 13, 1995. The Company has no activity other than being the holding company for the Bank.

The principal business of savings associations, including the Bank, has historically consisted of attracting deposits from the general public and making loans secured by residential and other real estate. The Bank and all other savings associations are significantly affected by prevailing economic conditions, as well as government policies and regulations concerning, among other things, monetary and fiscal affairs, housing and financial institutions. Deposit flows are influenced by a number of factors, including interest rates paid on competing investments, account maturities and levels of personal income and savings. In addition, deposit growth is affected by how customers perceive the stability of the financial services industry amid various current events such as regulatory changes, failures of other financial institutions and financing of the deposit insurance fund. Lending activities are influenced by the demand for and supply of housing lenders, the availability and cost of funds and various other items. Sources of funds for lending activities of the Bank include deposits, borrowings, payments on loans and income provided from operations.

The Bank's earnings are primarily dependent upon its net interest income, which is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. Interest income is a function of the balances of loans and investments outstanding during a given period and the yield earned on such loans and investments. Interest expense is a function of the amount of deposits and borrowings outstanding during the same period and interest rates paid on such deposits and borrowings. The Bank's earnings are also affected by provisions for losses on loans, service charges, operating expenses and income taxes.


Forward-Looking Statements

In the following pages, management presents an analysis of the Company's financial condition as of December 31, 2001, and the results of operations for the year ended December 31, 2001, as compared to prior periods. In addition to this historical information, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the Company's operations and the Company's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and in the Company's general market area.

Without limiting the foregoing, some of the forward-looking statements include the following:

1. Management's establishment of an allowance for loan losses and its statements regarding the adequacy of such allowance for loan losses.

2. Management's opinion as to the financial statement effect of recent accounting pronouncements.

3. Management's opinion as to the effect of changes in interest rates on the Company's results of operations.

                           Logansport Financial Corp.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Changes in Financial Condition from December 31, 2000 to December 31, 2001

The Company's total assets were $138.1 million at December 31, 2001, an increase of $5.5 million, or 4.1%, over the $132.6 million total at December 31, 2000. The increase in assets was funded primarily through growth in deposits of $4.4 million and an increase in borrowings of $750,000. The percentage of interest-earning assets to total assets was 95.3% and 95.4% at December 31, 2001 and 2000, respectively.

At December 31, 2001, investment and mortgage-backed securities totaled $10.2 million, compared to $13.5 million at December 31, 2000, a decrease of $3.3 million, or 24.3%. The decrease was due to maturities and principal repayments totaling $5.1 million, which were partially offset by purchases of $1.6 million. The primary investments added to the portfolio were Federal Home Loan Bank ("FHLB") and FNMA fixed rate notes and mortgage-backed securities. At December 31, 2001, the Company held $731,000 of corporate obligations, which consisted of debt of domestic corporations rated AA or better by Moody's Investors Service, Inc.

Loans receivable totaled $111.7 million at December 31, 2001, an increase of $9.3 million, or 9.1%, over December 31, 2000. The increase in loans receivable was due primarily to loan disbursements totaling $61.1 million, which were partially offset by principal repayments of $51.4 million. Loan origination volume during 2001 exceeded that of 2000 by $9.4 million, or 18.2%. The increase occurred in loans secured by nonresidential real estate, commercial loans and loans secured by one- to four-family residential real estate. Loans secured by nonresidential real estate and commercial loans and leases increased by $9.4 million, or 41.6%, and one- to four-family mortgage loans increased by $1.6 million, or 2.5%. The increase in loans was funded primarily by the increase in deposits and advances and the use of excess cash.

During 1997, the Company invested $1.5 million in a limited partnership, which constructs and manages residential real estate apartments for low and moderate-income residents. This investment reflects a 49.5% participation in the partnership. The affordable housing project generates tax credits for the Bank. This investment initially resulted in an increase to total assets of $1.5 million with a corresponding increase in notes payable. During the three years ended December 31, 2001, the Bank recorded pretax losses from the housing project of totaling $572,000, while realizing cumulative tax credits of $364,000.

Deposits totaled $83.9 million at December 31, 2001, an increase of $4.4 million, or 5.6%, over December 31, 2000. Non-interest bearing deposits, NOW accounts, passbook savings and money market savings increased by $3.6 million, or 12.6%, while certificates of deposit increased by $847,000. At December 31, 2001, borrowings consisted of $34.8 million in FHLB advances compared to $34.0 million in FHLB advances at December 31, 2000, an increase of $750,000, or 2.2%. The increase in deposits and borrowings was used primarily to fund growth in loans during the year.

Shareholders' equity totaled $17.4 million at December 31, 2001, an increase of $389,000, or 2.3%, over December 31, 2000. The increase was due primarily to net earnings for the year ended December 31, 2001, of $1.4 million, an increase in unrealized gains on available for sale securities of $180,000 and proceeds from the exercise of stock options of $163,000, which were partially offset by dividends totaling $516,000 and common stock repurchases totaling $921,000.

Comparison  of Results of Operations  for the Years Ended  December 31, 2001 and
2000

Net earnings totaled $1.4 million for the year ended December 31, 2001, a $129,000, or 10.2%, increase over the net earnings reported for 2000. The increase in net earnings resulted primarily from an increase of $208,000 in net interest income and an increase of $100,000 in other income, which were partially offset by an increase of $60,000 in the provision for losses on loans, an increase of $109,000 in general, administrative and other expense and an increase in the provision for income taxes of $10,000.

                           Logansport Financial Corp.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Years Ended December 31, 2001 and 2000 (continued)

Interest Income

The Company's total interest income was $9.8 million for the year ended December 31, 2001, compared to $9.5 million during 2000, an increase of $307,000, or 3.2%. The $8.3 million, or 6.8%, increase in average interest-earning assets, from $121.5 million in 2000 to $129.8 million in 2001, was offset by a 27 basis point decrease in the average yield on interest-earning assets, to 7.61% in 2001 compared to 7.88% in 2000. Interest income on loans increased by $680,000, or 8.5%, due primarily to a $10.8 million, or 10.9%, increase in the average balance of loans outstanding, which was partially offset by an 18 basis point decrease in the average yield year to year, to 8.00% in 2001. Interest income on investment and mortgage-backed securities and other interest-bearing deposits decreased by $373,000, or 25.2%, due primarily to a $2.5 million, or 10.7%, decrease in the average balance outstanding and a 96 basis point decline in the average yield, to 5.66% in 2001.

Interest Expense

Interest expense totaled $5.7 million for the year ended December 31, 2001, an increase of $99,000, or 1.8%, compared to 2000. This increase was the result of an increase in the average balance of interest-bearing liabilities of $7.4 million, or 7.0%, offset by a decrease in the average cost of these liabilities of 25 basis points, from 5.31% in 2000 to 5.06% in 2001. Interest expense on deposits decreased by $230,000, or 5.9%, due primarily to a 34 basis point decline in the average cost of deposits, to 4.69% in 2001, which was partially offset by a $683,000, or .9%, increase in the average balance of deposits outstanding year to year. Interest expense on borrowings increased by $329,000, or 19.5%, due primarily to a $6.7 million, or 24.2%, increase in the average balance outstanding, which was partially offset by a 23 basis point decrease in the average cost of borrowings year to year. The decreases in the level of yields on interest-earning assets and the cost of interest-bearing liabilities were due primarily to the overall decrease in interest rates in the economy during 2001.

Net Interest Income

Net interest income increased by $208,000, or 5.3%, to $4.1 million in 2001, compared to $3.9 million in 2000. The interest rate spread was 2.55% in 2001 compared to 2.57% in 2000, and the net yield on weighted-average interest-earning assets declined to 3.23% in 2001 from 3.27% in 2000.

Provision for Losses on Loans

The Company maintains a general allowance for loan losses that reflects an estimate of inherent losses based upon the types and categories of outstanding loans, as well as problem loans and current economic conditions in the Company's market area. The Company's provision for losses on loans was $392,000 and $332,000, for the years ended December 31, 2001 and 2000, respectively. The current period provision was predicated primarily upon the increase in the volume of loans secured by nonresidential and commercial real estate and the increase in nonperforming loans year to year. At December 31, 2001 and 2000, the allowance amounted to $1.1 million and $760,000, respectively, for a ratio to total loans of 1.00% in 2001 and .73% in 2000. Non-performing loans at December 31, 2001 and 2000 were $1.9 million and $336,000, respectively. The ratio of the allowance for loan losses to non-performing loans decreased from 226.2% at December 31, 2000 to 58.1% at December 31, 2001. Based on management's review of the loan portfolio during these years, the allowance for loan losses at December 31, 2001 is considered adequate to cover potential losses inherent in the loan portfolio. However, there can be no assurance that additions to the allowance will not be necessary in future periods, which could adversely affect the Company's results of operations.

                           Logansport Financial Corp.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Years Ended December 31, 2001 and 2000 (continued)

Other Income

The Company's other income for the year ended December 31, 2001, excluding the loss on equity investments, was $429,000, compared to $366,000 in 2000. The increase was due primarily to a $78,000, or 48.8%, increase in service charges on deposit accounts. The $207,000 loss on equity investments recorded in 2001 had a positive after-tax effect of approximately $45,000 when considering the tax benefit and the available tax credits generated by the project.

General, Administrative and Other Expense

General, administrative and other expense totaled $2.0 million for the year ended December 31, 2001, compared to $1.9 million in 2000, an increase of $109,000, or 5.6%. Employee compensation and benefits decreased by $14,000, or 1.2%, due primarily to a $96,000 reduction in expense related to the stock-based RRP plan, which expired in April 2001. This decrease was partially offset by normal merit increases and an increase in officer and employee bonus expenses year to year. Occupancy and equipment expense increased by $34,000, or 17.3%, mainly because of an increase in property taxes and an increase in depreciation of new equipment required for the new building. Data processing fees increased by $20,000, or 12.3%, due primarily to increased account volume and additional commercial loan software maintenance costs. Various other operating expenses increased by $70,000, or 16.2%. The majority of the increase was related to additional operating costs associated with increased account volume, new services, consulting fees and office supplies, all of which were primarily related to the new building.

Income Tax Expense

Income tax expense totaled $521,000 and $511,000 for the years ended December 31, 2001 and 2000, respectively. Pretax income increased by $139,000, or 7.8%, in 2001 compared to 2000, while approximately $182,000 of tax credits were available in 2001, compared to $142,000 in tax credits recorded in 2000. The effective tax rates were 27.1% and 28.7% for the years ended December 31, 2001 and 2000, respectively.


Comparison  of Results of Operations  for the Years Ended  December 31, 2000 and
1999

Net earnings totaled $1.3 million for the year ended December 31, 2000, a $45,000, or 3.7%, increase over the net earnings reported for 1999. The increase in net earnings resulted primarily from an increase of $371,000 in net interest income and a decrease of $167,000 in the provision for income taxes, which were partially offset by an increase of $170,000 in the provision for losses on loans, a decrease of $53,000 in other income and an increase of $270,000 in general, administrative and other expense.

Interest Income

The Company's total interest income was $9.5 million for the year ended December 31, 2000, compared to $7.6 million during 1999, an increase of $1.9 million, or 25.3%. The increase in average interest-earning assets from $101.4 million in 1999 to $121.5 million in 2000 helped contribute to the increase. In addition, increasing loan rates contributed to a 35 basis point increase in the average yield on interest-earning assets, to 7.88% in 2000 compared to 7.53% in 1999.

                           Logansport Financial Corp.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Years Ended December 31, 2000 and 1999 (continued)

Interest Expense

Interest expense increased by $1.6 million, or 38.4%, for the year ended December 31, 2000, compared to 1999. This increase was the result of an increase in the average balance of interest-bearing liabilities of $18.8 million, or 21.8%, and an increase in the average cost of these liabilities of 64 basis points, from 4.67% during 1999 to 5.31% in 2000. Local competition resulted in pressure to maintain competitive rates on deposits, while use of FHLB advances also increased the cost of interest-bearing liabilities.

Net Interest Income

Net interest income increased by $371,000, or 10.4%, to $3.9 million in 2000, compared to $3.6 million in 1999. The interest rate spread was 2.57% for 2000, compared to 2.86% for 1999. The net yield on weighted-average interest-earning assets declined in 2000 to 3.27%, from 3.54% in 1999.

Provision for Losses on Loans

The Company maintains a general allowance for loan losses that reflects an estimate of inherent losses based upon the types and categories of outstanding loans as well as problem loans and economic conditions in the Company's market area. The Company's provision for losses on loans was $332,000 and $162,000 for the years ended December 31, 2000 and 1999 respectively. A larger provision was recorded in 2000 due to the increase in the volume of loans secured by nonresidential and commercial real estate. At December 31, 2000 and 1999, the allowance amounted to $760,000 and $440,000, respectively, for a ratio to total loans of .73% in 2000 and .47% in 1999. Non-performing loans at these dates were $336,000 and $666,000, respectively. The ratio of allowance for loan losses to non-performing loans increased from 66.1% at December 31, 1999 to 226.2% at December 31, 2000. Based on management's review of the loan portfolio during these years, the allowance for loan losses at December 31, 2000 was considered adequate to cover potential losses inherent in the loan portfolio.

Other Income

The Company's other income for the year ended December 31, 2000, excluding the loss on equity investments, was $366,000, compared to $296,000 in 1999, an increase of $70,000, or 23.6%. The increase was due primarily to a $21,000, or 15.1%, increase in service charges on deposit accounts and a $66,000, or 42.0%, increase in other operating income. The $244,000 loss on equity investments recorded in 2000 had an after-tax loss effect of approximately $19,000 when considering the tax benefit and the available tax credits generated by the project.

General, Administrative and Other Expense

General, administrative and other expense totaled $1.9 million for the year ended December 31, 2000, compared to $1.7 million in 1999, an increase of $270,000, or 16.2%. Employee compensation and benefits increased by $203,000, or 21.9%, due primarily to additional personnel. Data processing fees increased by $16,000, or 10.9%, due primarily to increased account volume and additional commercial loan software maintenance costs. Various other operating expenses increased by $76,000, or 13.7%, which were partially offset by a $25,000, or 61.0%, decrease in federal deposit insurance premiums. The majority of the increase was related to additional operating costs associated with increased account volume, new services, consulting fees and office supplies, all of which were primarily related to the new building and additional personnel. The decrease in federal deposit insurance premiums was due to a reduction in premium rates year to year.

                           Logansport Financial Corp.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Years Ended December 31, 2000 and 1999 (continued)

Income Tax Expense

Income tax expense totaled $511,000 and $678,000 for the years ended December 31, 2000 and 1999, respectively, a decrease of $167,000, or 24.6%. Pretax income decreased by $122,000, or 6.4%, in 2000 compared to 1999, and approximately $142,000 of tax credits were available in 2000, which resulted in a corresponding decrease in income tax expense. The effective tax rates were 28.7% and 35.6% for the years ended December 31, 2000 and 1999, respectively.

                  AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

The following table presents for the periods indicated the month-end average balances of each category of the Company's interest-earning assets and interest-bearing liabilities, and the average yields earned and interest rates paid on such balances. Such yields and costs are determined by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.

                                                                                Year ended December 31,
                                                    2001                                2000                          1999
                                       Average    Interest                 Average    Interest            Average   Interest
                                     outstanding   earned/      Yield/   outstanding  earned/    Yield/ outstanding  earned/ Yield/
                                       balance      paid         rate      balance     paid       rate    balance     paid    rate
                                                                                 (Dollars in thousands)
Interest-earning assets:
  Interest-earning deposits          $    7,271    $   261        3.59%  $    5,656   $   301      5.32%  $   4,571  $   205   4.48%
  Mortgage- and other asset-
    backed securities(1)                  4,791        297        6.20        5,697       383      6.72       7,032      421   5.99
  Other investment securities(1)          6,694        457        6.83       10,283       721      7.01       6,820      453   6.64
  Loans receivable(2)                   109,075      8,721        8.00       98,320     8,041      8.18      82,091    6,484   7.90
  Stock in FHLB of Indianapolis           1,973        147        7.45        1,571       130      8.27         864       69   7.99
                                      ---------     ------                ---------    ------             ---------  -------
      Total interest-earning assets     129,804      9,883        7.61      121,527     9,576      7.88     101,378    7,632   7.53

Non-interest-earning assets               6,306                               5,442                           6,446
                                      ---------                           ---------                        --------

      Total assets                     $136,110                            $126,969                        $107,824
                                        =======                             =======                         =======

Interest-bearing liabilities:
  Savings accounts                   $    3,993        100        2.50   $    3,417       103      3.01  $    3,260       98   3.01
  NOW and money market accounts          23,023        718        3.12       23,814       886      3.72      25,735      930   3.61
  Certificates of deposit                51,405      2,859        5.56       50,507     2,918      5.78      43,059    2,291   5.32
  Borrowings                             34,245      2,019        5.90       27,577     1,690      6.13      14,446      724   5.01
                                       --------      -----                 --------     -----                ------   ------
      Total interest-bearing
        liabilities                     112,666      5,696        5.06      105,315     5,597      5.31      86,500    4,043   4.67
                                                     -----      ------                  -----    ------                ----- ------

Other liabilities                         5,562                               5,304                           4,629
                                      ---------                           ---------                        --------

     Total liabilities                  118,228                             110,619                          91,129

Shareholders' equity                     17,882                              16,350                          16,695
                                       --------                            --------                         -------

      Total liabilities and
        shareholders' equity           $136,110                            $126,969                        $107,824
                                        =======                             =======                         =======

Net interest-earning assets           $  17,138                           $  16,212                       $  14,878
                                       ========                            ========                        ========
Net interest income                                 $4,187                             $3,979                         $3,589
                                                     =====                              =====                         ======
Interest rate spread (3)                                          2.55%                            2.57%                       2.86%
                                                                ======                           ======                        ====

Net yield on weighted-average
  interest-earning assets (4)                                     3.23%                            3.27%                       3.54%
                                                                ======                           ======                        ====
Average interest-earning assets
  to average interest-bearing liabilities                       115.21%                          115.39%                     117.20%
                                                                ======                           ======                      ======
Adjustment of interest on tax-exempt
  securities to a tax-equivalent basis            $     52                           $     52                         $   33
                                                   =======                            =======                          =====


---------------------------

(1) Includes securities available for sale at amortized cost prior to SFAS No. 115 adjustments.
(2)  Comprised of total loans less undisbursed loans in process.
(3) Interest rate spread is calculated by subtracting weighted-average interest rate cost from weighted-average interest rate yield for the period indicated.
(4) The net yield on weighted-average interest-earning assets is calculated by dividing net interest income by weighted-average interest-earning assets for the period indicated.

                           Logansport Financial Corp.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Rate/Volume Table

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate.

                                                                        Year ended December 31,
                                                             2001 vs. 2000                         2000 vs. 1999
                                                          Increase                              Increase
                                                         (decrease)                            (decrease)
                                                           due to                                due to
                                                     Volume       Rate      Total          Volume       Rate      Total
                                                                               (In thousands)
Interest-earning assets:
  Interest-earning deposits                         $   298    $  (338)     $ (40)       $     54      $  42   $     96
  Mortgage-backed securities                            (52)       (34)       (86)            (86)        48        (38)
  Investment securities                                (260)        (4)      (264)            242         26        268
  Loans receivable                                      864       (184)       680           1,320        237      1,557
  Stock in FHLB of Indianapolis                          28        (11)        17              58          3         61
                                                    -------    -------       ----         -------      -----    -------
     Total interest-earning assets                      878       (571)       307           1,588        356      1,944

Interest-bearing liabilities:
  Savings accounts                                      831       (834)        (3)              5         -           5
  NOW and money market accounts                         (31)      (137)      (168)            (71)        27        (44)
  Certificates of deposit                                54       (113)       (59)            419        208        627
  Borrowings                                            390        (61)       329             776        190        966
                                                     ------    -------        ---          ------        ---     ------
     Total interest-bearing liabilities               1,244     (1,145)        99           1,129        425      1,554
                                                      -----      -----       ----           -----        ---      -----

Change in net interest income
  (fully taxable equivalent basis)                     (367)       575        208             459        (69)       390

Tax equivalent adjustment                                -          -          -              (18)        (1)       (19)
                                                      -----      -----       ----         -------      -----    -------

Change in net interest income                       $  (367)   $   575       $208         $   441      $ (70)   $   371
                                                     ======     ======        ===          ======       ====     ======


                           Logansport Financial Corp.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Rate/Volume Table (continued)

The Company's results of operations have been determined primarily by net interest income and, to a lesser extent, fee income, miscellaneous income and general and administrative expenses. Net interest income is determined by the interest rate spread between the yields earned on interest-earning assets and the rates paid on interest-bearing liabilities and by the relative amounts of interest-earning assets and interest-bearing liabilities.

The following table sets forth the weighted-average effective interest rate earned by the Company on its loan and investment portfolio, the weighted-average effective costs of the Company's deposits and borrowings, the interest rate spread of the Company, and the net yield on weighted-average interest-earning assets for the periods and as of the date shown. Average balances are based on month-end average balances.

                                                             At December 31,                 Year Ended December 31,
                                                                  2001                  2001          2000         1999
Weighted-average interest rate earned on:
  Interest-earning deposits                                       1.35%                 3.59%         5.32%        4.48%
  Mortgage-backed securities                                      5.92                  6.20          6.72         5.99
  Investment securities                                           6.60                  6.83          7.01         6.64
  Loans receivable                                                7.59                  8.00          8.18         7.90
  Stock in FHLB of Indianapolis                                   6.80                  7.45          8.27         7.99
     Total interest-earning assets                                7.12                  7.61          7.88         7.53

Weighted-average interest rate cost of:
  Savings accounts                                                2.43                  2.50          3.01         3.01
  NOW and money market accounts                                   2.15                  3.12          3.72         3.61
  Certificates of deposit                                         4.91                  5.56          5.78         5.32
  Borrowings                                                      5.39                  5.90          6.13         5.01
     Total interest-bearing liabilities                           4.37                  5.06          5.31         4.67

Interest rate spread (1)                                          2.75                  2.55          2.57         2.86

Net yield on weighted-average
  interest-earning assets (2)                                      N/A                  3.23          3.27         3.54

------------------------------

(1) Interest rate spread is calculated by subtracting weighted-average interest rate cost from weighted-average interest rate earned for the period indicated. Interest rate spread figures must be considered in light of the relationship between the amounts of interest-earning assets and interest-bearing liabilities. Since the Company's interest-earning assets exceeded its interest-bearing liabilities for each of the three years shown above, a positive interest rate spread resulted in net interest income.

(2) The net yield on weighted-average interest-earning assets is calculated by dividing net interest income by weighted-average interest-earning assets for the period indicated. No net yield percentage is presented at December 31, 2001, because the computation of net yield is applicable only over a period rather than at a specific date.

                           Logansport Financial Corp.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Asset/Liability Management

The Bank, like other savings associations, is subject to interest rate risk to the degree that its interest-bearing liabilities, primarily deposits with short- and medium-term maturities, mature or reprice at different rates than its interest-earning assets. Management of the Bank believes it is critical to manage the relationship between interest rates and the effect on the Bank's net portfolio value ("NPV"). Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing liabilities. Management of the Bank's assets and liabilities is done within the context of the marketplace, regulatory limitations and within limits established by the Board of Directors on the amount of change in NPV, which is acceptable given certain interest rate changes.

The Office of Thrift Supervision ("OTS") issued a regulation, effective January 1, 1994, which uses a net market value methodology to measure the interest rate risk exposure of thrift institutions. Under OTS regulations, an institution's "normal" level of interest rate risk in the event of an assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Thrift institutions with over $300 million in assets or less than a 12% risk-based capital ratio are required to file OTS Schedule CMR. Data from Schedule CMR is used by the OTS to calculate changes in NPV (and the related "normal" level of interest rate risk) based upon certain interest rate changes (discussed below). Institutions which do not meet either of the filing requirements are not required to file OTS Schedule CMR, but may do so voluntarily. The Bank does not currently meet either of these requirements, but it does voluntarily file Schedule CMR. Presented below, as of September 30, 2001 (the latest available date) and December 31, 2000 is an analysis performed by the OTS of the Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points and in accordance with OTS regulations. As illustrated in the table, the Bank's NPV is more sensitive to rising rates than declining rates. This occurs principally because, as rates rise, the market value of the Bank's investments, adjustable-rate mortgage loans (many of which have maximum per year adjustments of 1%), fixed-rate loans and mortgage-backed securities decline due to the rate increases. The value of the Bank's deposits and borrowings change in approximately the same proportion in rising or falling rate scenarios.

                                              September 30, 2001
 Change in
interest rate                    Net Portfolio Value                   NPV as % of PV of Assets
(Basis Points)     $ Amount          $ Change         % Change           NPV Ratio      Change
                         (In thousands)

  +300             $13,376            $(4,215)           (24)%             10.00%       (241 bp)
  +200              15,087             (2,504)           (14)              11.05        (136 bp)
  +100              16,546             (1,045)            (6)              11.89         (52 bp)
   -                17,591                 -              -                12.41           -
  -100              17,774                183              1               12.36          (5 bp)
  -200              17,504                (87)            -                12.02         (39 bp)
  -300                  -                  -              -                 -              -


                           Logansport Financial Corp.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Asset and Liability Management (continued)

                                               December 30, 2000
 Change in
interest rate                     Net Portfolio Value                NPV as % of PV of Assets
(Basis Points)      $ Amount          $ Change         % Change       NPV Ratio         Change
                         (In thousands)
   +300             $12,013            $(5,986)           (33)%          9.49%          (395 bp)
   +200              14,618             (3,381)           (19)          11.27           (217 bp)
   +100              16,476             (1,523)            (8)          12.49            (95 bp)
    -                17,999                 -               -           13.44              -
   -100              19,081              1,082              6           14.09             65 bp
   -200              20,210              2,211             12           14.75            131 bp
   -300              21,696              3,697             21           15.61            217 bp

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates on a short-term basis and over the life of the assets. Further, in the event of a change in interest rates, expected rates of prepayment on loans and early withdrawal from certificates could likely deviate significantly from those assumed in calculating the table.


Liquidity and Capital Resources

The Company's primary sources of funds are deposits and borrowings, proceeds from principal and interest payments on loans, and proceeds from maturing securities. While maturities and scheduled amortization of loans are a relatively predictable source of funds, deposit flows and mortgage prepayments are generally influenced by general interest rates, economic conditions and competition.

The primary investing activity of the Company is the origination of mortgage loans and the purchase of investment securities. During the years ended December 31, 2001, 2000 and 1999, the Company originated mortgage loans and commercial loans in the amounts of $54.3 million, $43.2 million and $36.6 million, respectively. The Company originated consumer loans of $6.8 million, $8.5 million and $7.8 million, in 2001, 2000 and 1999, respectively. The Company purchased loans in the amount of $499,000 in 2001 and $981,000 in 1999. No loans were purchased in 2000. Loan repayments totaled $51.4 million, $39.8 million and $27.4 million for 2001, 2000 and 1999, respectively.

During the years ended December 31, 2001, 2000 and 1999, the Company purchased investment securities in the amounts of $1.6 million, $4.1 million and $4.9 million, respectively. Sales or maturities of such securities held by the Company and payments on mortgage-backed or other asset-backed securities totaled $5.1 million, $5.6 million and $2.8 million for 2001, 2000 and 1999, respectively.

Deposits grew by $4.4 million from December 31, 2000 to December 31, 2001, and by $3.4 million from December 31, 1999 to December 31, 2000.

                           Logansport Financial Corp.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Liquidity and Capital Resources (continued)

Cash and cash equivalents decreased by $394,000 from December 31, 2000 to December 31, 2001, and increased by $4.1 million from December 31, 1999 to December 31, 2000.

The Company had outstanding loan commitments, including undisbursed loans in process and standby letters of credit, totaling $13.9 million and $12.8 million, at December 31, 2001 and 2000, respectively. The Company anticipates that it will have sufficient funds available to meet its current loan commitments. Certificates of deposit that are scheduled to mature in one year or less from December 31, 2001 and 2000 totaled $31.6 million and $39.3 million, respectively. Based upon historical deposit flow data, the Company's competitive pricing in its market and management's experience, management believes that a significant portion of such deposits will remain with the Company.

Liquidity management is both a daily and long-term function of the Company's management strategy. In the event that the Company should require funds beyond its ability to generate them internally, additional funds are available through the use of FHLB advances, and also may be available through sales of securities, although no sales of securities are planned. At December 31, 2001 and 2000, the Company had outstanding FHLB advances of $34.8 million and $34.0 million, respectively.

Pursuant to OTS capital regulations, savings associations must currently meet a 1.5% tangible capital requirement, a 4.0% leverage ratio (or core capital) requirement, and a total risk-based capital to risk-weighted assets ratio of 8.0%. At December 31, 2001, the Bank's tangible capital and leverage ratios were both 11.7%, and its risk-based capital to risk-weighted assets ratio was 16.9%. Therefore, at December 31, 2001, the Bank's capital significantly exceeded all of the capital requirements currently in effect. The following table provides the minimum regulatory capital requirements and the Bank's capital ratios as of December 31, 2001.

                             OTS Requirement                         The Bank's Capital Level
                        % of                                % of                               Amount
                       Assets           Amount            Assets (1)         Amount           of excess
                                                   (Dollars in thousands)
Tangible capital         1.5%           $2,066           11.7%              $16,109             $14,043
Core capital (2)         4.0             5,508           11.7                16,109              10,601
Risk-based capital       8.0             8,166           16.9                17,241 (3)           9,075

----------------------------

(1) Tangible and core capital levels are shown as a percentage of total assets; risk-based capital levels are shown as a percentage of risk-weighted assets.

(2) During 1999, the OTS adopted a core capital requirement for savings associations comparable to that recently adopted by the Comptroller of the Currency for national banks. The new regulation requires at least 3% of total adjusted assets for savings associations that received the highest supervisory rating for safety and soundness, and 4% for all other savings associations.

(3) The Bank's risk-based capital includes $1.1 million of general valuation allowances.

                           Logansport Financial Corp.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Liquidity and Capital Resources (continued)

As of December 31, 2001, management is not aware of any current recommendations by regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on the Bank's liquidity, capital resources or results of operations.


Effects of Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations," which requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method. The pooling-of-interests method of accounting is prohibited except for combinations initiated before June 30, 2001. The remaining provisions of SFAS No. 141 relating to business combinations accounted for by the purchase method, including identification of intangible assets, accounting for negative goodwill, financial statement presentation and disclosure, are effective for combinations completed after June 30, 2001. Management adopted SFAS No. 141 effective July 1, 2001, as required, without material effect on the Company's financial position or results of operations.

In June 2001, the FASB issued SFAS No. 142 "Goodwill and Intangible Assets," which prescribes accounting for all purchased goodwill and intangible assets. Pursuant to SFAS No. 142, acquired goodwill is not amortized, but is tested for impairment at the reporting unit level annually and whenever an impairment indicator arises.

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, and is not expected to have a material effect on the Company's financial position or results of operations.

               Report of Independent Certified Public Accountants



Board of Directors
Logansport Financial Corp.

We have audited the accompanying consolidated statements of financial condition of Logansport Financial Corp. as of December 31, 2001 and 2000, and the related consolidated statements of earnings, shareholders' equity, comprehensive income and cash flows for each of the years in the three year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Logansport Financial Corp. as of December 31, 2001 and 2000, and the consolidated results of its operations, comprehensive income and cash flows for each of the years in the three year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.



/s/ Grant Thornton LLP

Cincinnati, Ohio
February 19, 2002

                           Logansport Financial Corp.

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                  December 31,
                        (In thousands, except share data)

         ASSETS                                                                     2001             2000

Cash and due from banks                                                       $    1,081      $       576
Interest-bearing deposits in other financial institutions                          7,735            8,634
                                                                               ---------        ---------
         Cash and cash equivalents                                                 8,816            9,210

Investment securities designated as available for sale - at market                 5,788            8,322
Mortgage-backed securities designated as available for sale - at market            4,419            5,165
Loans receivable - net                                                           111,696          102,418
Office premises and equipment - at depreciated cost                                1,803            1,843
Real estate acquired through foreclosure                                              65               -
Federal Home Loan Bank stock - at cost                                             1,973            1,973
Investment in real estate partnership                                              1,109            1,284
Accrued interest receivable on loans                                                 445              548
Accrued interest receivable on mortgage-backed securities                             28               41
Accrued interest receivable on investments and interest-bearing deposits              92              107
Prepaid expenses and other assets                                                     88               64
Cash surrender value of life insurance                                             1,291            1,234
Deferred income tax asset                                                            452              403
                                                                              ----------       ----------

         Total assets                                                           $138,065         $132,612
                                                                                 =======          =======

         LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                                                       $  83,900        $  79,454
Advances from the Federal Home Loan Bank                                          34,750           34,000
Notes payable                                                                      1,165            1,237
Accrued interest and other liabilities                                               819              906
Accrued income taxes                                                                  29                2
                                                                             -----------     ------------
         Total liabilities                                                       120,663          115,599

Commitments                                                                           -                -

Shareholders' equity
  Preferred stock - no par value, 2,000,000 shares authorized; none issued            -                -
  Common stock - no par value, 5,000,000 shares authorized; 1,034,545 and 1,083,510 shares at aggregate value issued and outstanding at
    December 31, 2001 and 2000, respectively                                       4,802            5,515
  Retained earnings - restricted                                                  12,408           11,526
  Less shares acquired by stock benefit plan                                         (63)            (103)
  Accumulated comprehensive income, unrealized gains on securities
    designated as available for sale, net of related tax effects                     255               75
                                                                              ----------      -----------
         Total shareholders' equity                                               17,402           17,013
                                                                                --------         --------

         Total liabilities and shareholders' equity                             $138,065         $132,612
                                                                                 =======          =======



The accompanying notes are an integral part of these statements.

                           Logansport Financial Corp.

                       CONSOLIDATED STATEMENTS OF EARNINGS

                         For the year ended December 31,
                        (In thousands, except share data)

                                                                            2001         2000         1999

Interest income
  Loans                                                                   $8,721       $8,041       $6,484
  Investment securities                                                      405          667          420
  Mortgage-backed securities                                                 297          383          421
  Interest-bearing deposits and other                                        408          433          274
                                                                          ------       ------       ------
         Total interest income                                             9,831        9,524        7,599

Interest expense
  Deposits                                                                 3,677        3,907        3,319
  Borrowings                                                               2,019        1,690          724
                                                                           -----        -----       ------
         Total interest expense                                            5,696        5,597        4,043
                                                                           -----        -----        -----

         Net interest income                                               4,135        3,927        3,556

Provision for losses on loans                                                392          332          162
                                                                          ------       ------       ------

         Net interest income after provision for losses on loans           3,743        3,595        3,394

Other income
  Service charges on deposit accounts                                        238          160          139
  Loss on sale of investment and mortgage-backed securities                   -           (17)          -
  Loss on investment in real estate partnership                             (207)        (244)        (121)
  Other operating                                                            191          223          157
                                                                          ------       ------       ------
         Total other income                                                  222          122          175

General, administrative and other expense
  Employee compensation and benefits                                       1,115        1,129          926
  Occupancy and equipment                                                    230          196          163
  Federal deposit insurance premiums                                          15           16           41
  Data processing                                                            183          163          147
  Other operating                                                            503          433          390
                                                                          ------       ------       ------
         Total general, administrative and other expense                   2,046        1,937        1,667
                                                                           -----        -----        -----

         Earnings before income taxes                                      1,919        1,780        1,902

Income taxes
  Current                                                                    662          649          706
  Deferred                                                                  (141)        (138)         (28)
                                                                          ------       ------      -------
         Total income taxes                                                  521          511          678
                                                                          ------       ------       ------

         NET EARNINGS                                                     $1,398       $1,269       $1,224
                                                                           =====        =====        =====

         EARNINGS PER SHARE
           Basic                                                           $1.29        $1.16        $1.03
                                                                            ====         ====         ====

           Diluted                                                         $1.27        $1.16        $1.02
                                                                            ====         ====         ====


The accompanying notes are an integral part of these statements.

                           Logansport Financial Corp.

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                         For the year ended December 31,
                                 (In thousands)

                                                                   2001         2000         1999

Net earnings                                                     $1,398       $1,269       $1,224

Other comprehensive income (loss), net of tax:
  Unrealized holding gains (losses) on securities
    during the period, net of taxes (benefits) of $93, $202
    and $(249) for the years ended December 31, 2001, 2000
    and 1999, respectively                                          180          392         (483)
  Reclassification adjustment for realized losses
    included in earnings, net of tax benefit of $6
    for the year ended December 31, 2000                             -            11           -
                                                                  -----      -------        -----

Comprehensive income                                             $1,578       $1,672      $   741
                                                                  =====        =====       ======

Accumulated comprehensive income (loss)                         $   255     $     75      $  (328)
                                                                 ======      =======       ======



















The accompanying notes are an integral part of these statements.

                           Logansport Financial Corp.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

              For the years ended December 31, 2001, 2000 and 1999
                        (In thousands, except share data)

                                                                                                  Unrealized
                                                                                    Shares    gains (losses)
                                                                                  acquired     on securities
                                                                                  by stock     designated as
                                                            Common      Retained   benefit         available
                                                             stock      earnings      plan          for sale      Total

Balance at January 1, 1999                                  $6,670       $10,031     $(368)             $155    $16,488

Net earnings for the year ended
  December 31, 1999                                             -          1,224        -                 -       1,224
Purchase of shares                                            (696)           -         -                 -        (696)
Issuance of shares under stock option plan                       5            -         -                 -           5
Unrealized losses on securities designated
  as available for sale, net of related tax effects             -             -         -               (483)      (483)
Amortization expense of stock benefit plan                      -             -        129                -         129
Cash dividends of $.44 per share                                -           (521)       -                 -        (521)
                                                             -----      --------       ---               ---     -------

Balance at December 31, 1999                                 5,979        10,734      (239)             (328)    16,146

Net earnings for the year ended
  December 31, 2000                                             -          1,269        -                 -       1,269
Purchase of shares                                            (464)           -         -                 -        (464)
Unrealized gains on securities designated
  as available for sale, net of related tax effects             -             -         -                403        403
Amortization expense of stock benefit plan                      -             -        136                -         136
Cash dividends of $.44 per share                                -           (477)       -                 -        (477)
                                                             -----      --------       ---               ---     ------

Balance at December 31, 2000                                 5,515        11,526      (103)               75     17,013

Net earnings for the year ended
  December 31, 2001                                             -          1,398        -                 -       1,398
Purchase of shares                                            (921)           -         -                 -        (921)
Issuance of shares under stock option plan                     163            -         -                 -         163
Unrealized gains on securities designated
  as available for sale, net of related tax effects             -             -         -                180        180
Amortization expense of stock benefit plan                      45            -         40                -          85
Cash dividends of $.48 per share                                -           (516)       -                 -        (516)
                                                             -----      --------       ---               ---     ------

Balance at December 31, 2001                                $4,802       $12,408    $  (63)             $255    $17,402
                                                             =====        ======     =====               ===     ======




The accompanying notes are an integral part of these statements.

                           Logansport Financial Corp.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                         For the year ended December 31,
                                 (In thousands)

                                                                                           2001         2000         1999
Cash flows from operating activities:
  Net earnings for the year                                                            $  1,398     $  1,269     $  1,224
  Adjustments to reconcile net earnings to net cash provided by
  (used in) operating activities:
    Depreciation and amortization                                                            99          110           81
    Amortization of premiums on investments and mortgage-backed securities                   31           26           95
    Amortization expense of stock benefit plan                                               85          136          129
    Loss on sale of investment and mortgage-backed securities                                -            17           -
    Provision for losses on loans                                                           392          332          162
    Loss on investment in real estate partnership                                           207          244          121
    Increase (decrease) in cash, due to changes in:
      Accrued interest receivable on loans                                                  103         (132)         (79)
      Accrued interest receivable on mortgage-backed securities                              13            6           19
      Accrued interest receivable on investments                                             15            8          (53)
      Prepaid expenses and other assets                                                     (24)         (19)          (9)
      Accrued interest and other liabilities                                                (87)         (98)        (207)
      Federal income taxes
        Current                                                                              27           48          (17)
        Deferred                                                                           (141)        (138)         (28)
                                                                                       --------     --------    ---------
         Net cash provided by operating activities                                        2,118        1,809        1,438

Cash flows provided by (used in) investing activities:
  Proceeds from sale of investment securities designated as available for sale               -         3,965           -
  Purchase of investment securities designated as available for sale                     (1,053)      (4,082)      (4,925)
  Maturities of investment securities designated as available for sale                    3,775          800          875
  Purchase of mortgage-backed securities designated as available for sale                  (514)          -            -
  Principal repayments on mortgage-backed securities designated as
    available for sale                                                                    1,313          834        1,948
  Purchase of loans                                                                        (499)          -          (981)
  Sales of loan participations                                                              416           -            -
  Loan disbursements                                                                    (61,082)     (51,693)     (44,410)
  Principal repayments on loans                                                          51,430       39,843       27,402
  Investment in real estate partnership                                                    (104)        (113)        (108)
  Purchases of and additions to office premises and equipment                               (59)         (51)        (455)
  Purchase of Federal Home Loan Bank stock                                                   -          (700)        (705)
  Increase in cash surrender value of life insurance policy                                 (57)         (50)         (49)
                                                                                      ---------    ---------    ---------
         Net cash used in investing activities                                           (6,434)     (11,247)     (21,408)
                                                                                        -------       ------       ------

         Net cash used in operating and investing activities
           (subtotal carried forward)                                                    (4,316)      (9,438)     (19,970)
                                                                                        -------      -------       ------


                           Logansport Financial Corp.

                         For the year ended December 31,
                                 (In thousands)

                                                                                           2001         2000         1999
         Net cash used in operating and investing activities
           (subtotal brought forward)                                                  $ (4,316)    $ (9,438)   $ (19,970)

Cash flows provided by (used in) financing activities:
  Net increase in deposit accounts                                                        4,446        3,443        6,000
  Proceeds from Federal Home Loan Bank advances                                          12,750       33,000       31,000
  Repayment of Federal Home Loan Bank advances                                          (12,000)     (22,000)     (15,000)
  Proceeds from the exercise of stock options                                               163           -             5
  Dividends on common stock                                                                (516)        (477)        (521)
  Purchase of shares                                                                       (921)        (464)        (696)
                                                                                       --------     --------    ---------
         Net cash provided by financing activities                                        3,922       13,502       20,788
                                                                                        -------       ------      -------

Net increase (decrease) in cash and cash equivalents                                       (394)       4,064          818

Cash and cash equivalents at beginning of year                                            9,210        5,146        4,328
                                                                                        -------      -------     --------

Cash and cash equivalents at end of year                                               $  8,816     $  9,210    $   5,146
                                                                                        =======      =======     ========


Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Income taxes                                                                       $    590     $    629    $     724
                                                                                        =======      =======     ========

    Interest on deposits and borrowings                                                $  5,719     $  5,449    $   4,054
                                                                                        =======      =======     ========

Supplemental disclosure of noncash investing and financing activities:
  Transfers from loans to real estate acquired
    through foreclosure                                                                $     65     $    -      $     -
                                                                                        =======      =======     ========

  Unrealized gains (losses) on securities designated as available
    for sale, net of related tax effects                                               $    180     $    403    $    (483)
                                                                                        =======      =======     ========














The accompanying notes are an integral part of these statements.

                           Logansport Financial Corp.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2001, 2000 and 1999


NOTE A - SUMMARY OF ACCOUNTING POLICIES

     Logansport Financial Corp. (the "Corporation") is a savings and loan holding company whose activities are primarily limited to holding the common stock of Logansport Savings Bank, FSB (the "Savings Bank"). The Savings Bank conducts a general banking business in north-central Indiana which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Savings Bank's profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Savings Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

     The financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

     The following is a summary of the Corporation's significant accounting policies, which have been consistently applied in the preparation of the accompanying consolidated financial statements.

     1.   Principles of Consolidation

     The  consolidated   financial   statements  include  the  accounts  of  the
     Corporation  and  its   subsidiary,   the  Savings  Bank.  All  significant
     intercompany balances and transactions have been eliminated.

     2.   Investment and Mortgage-backed Securities

     The Corporation accounts for investments and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held to maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or shareholders' equity, respectively. At December 31, 2001 and 2000, the Corporation had designated all investment and mortgage-backed securities as available for sale.

     Realized gains and losses on sales of securities are recognized using the specific identification method.

                           Logansport Financial Corp.

                        December 31, 2001, 2000 and 1999


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

     3.   Loans Receivable

     Loans receivable are stated at the principal amount outstanding, adjusted for the allowance for loan losses. Interest is accrued as earned, unless the collectibility of the loan is in doubt. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status. If the ultimate collectibility of the loan is in doubt, in whole or in part, all payments received on nonaccrual loans are applied to reduce principal until such doubt is eliminated.

     4.   Loan Origination Fees

     The Savings Bank accounts for loan origination fees in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases". Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of certain direct origination costs, are deferred and amortized to interest income using the interest method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e. principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Savings Bank's experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

     5.   Allowance for Loan Losses

     It is the Savings Bank's policy to provide valuation allowances for estimated losses on loans based on past loss experience, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions in the primary lending area. When the collection of a loan becomes doubtful, or otherwise troubled, the Savings Bank records a loan loss provision equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

     The Savings Bank accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". SFAS No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral. The Savings Bank's current procedures for evaluating impaired loans result in carrying such loans at the lower of cost or fair value.

                           Logansport Financial Corp.

                        December 31, 2001, 2000 and 1999


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    5.   Allowance for Loan Losses (continued)

    A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Savings Bank considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Savings Bank's investment in nonresidential and multi-family residential real estate loans, and its evaluation of impairment thereof, such loans are generally collateral dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value.

    Collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

    The Savings Bank's impaired loan information is as follows at December 31:

                                                          2001              2000
                                                              (In thousands)

    Impaired loans with related allowance               $1,460            $1,379
    Impaired loans with no related allowance                -                 -
                                                          ----             -----

         Total impaired loans                           $1,460            $1,379
                                                         =====             =====


                                                       2001       2000      1999
                                                              (In thousands)

    Allowance on impaired loans
      Beginning balance                              $  228      $  48     $  -
      Provision                                         113        180        48
                                                      -----        ---      ----
      Ending balance                                 $  341      $ 228     $  48
                                                      =====        ===      ====

    Average balance of impaired loans                $1,419      $ 632     $ 488
    Interest income recognized on impaired loans     $   37      $  59     $  71

    The allowance for impaired loans is included in the Savings Bank's overall allowance for credit losses. The provision necessary to increase this allowance is included in the Savings Bank's overall provision for losses on loans.

                           Logansport Financial Corp.

                        December 31, 2001, 2000 and 1999


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

     6.   Real Estate Acquired Through Foreclosure

     Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded if the properties' fair value subsequently declines below the value determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

     7.   Office Premises and Equipment

     Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line and accelerated methods over the useful lives of the assets, estimated to be thirty to forty years for buildings, five to twenty years for building improvements, five to fifteen years for furniture and equipment and five years for automobiles. An accelerated method is used for tax reporting purposes.

     8.   Investment in Real Estate Partnership

     During 1997, the Corporation invested $1.5 million in a real estate partnership for the purpose of constructing and managing residential real estate apartments for low and moderate income residents. The investment reflects a 49.5% participation in the partnership and is accounted for by the Savings Bank using the equity method. The Savings Bank realized after-tax losses from the investment of approximately $119,000, $140,000 and $70,000 during the years ended December 31, 2001, 2000 and 1999, respectively, as well as federal income tax credits of approximately $182,000, $142,000 and $40,000 in 2001, 2000 and 1999, respectively. This affordable housing project is expected to generate tax credits for the Savings Bank in future years.

     9.   Income Taxes

     The Corporation accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes". In accordance with SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in net taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

                           Logansport Financial Corp.

                        December 31, 2001, 2000 and 1999


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

     9.   Income Taxes (continued)

     Deferral of income taxes results primarily from the different methods of accounting for certain benefit plans, the real estate partnership investment, general loan loss allowances and percentage of earnings bad debt deductions. Additional temporary differences result from depreciation computed using accelerated methods for tax purposes.

     10.  Benefit Plans

     Employees of the Savings Bank participate in a defined benefit pension plan (the "Plan") to which contributions are made for the benefit of the employees. Contributions are determined to cover the normal cost of pension benefits, the one-year cost of the pre-retirement death and disability benefits and the amortization of any unfunded accrued liabilities.

     The Plan sponsor has advised the Savings Bank that the pension plan meets the criteria of a multi-employer pension plan as defined in SFAS No. 87, "Employers' Accounting for Pensions". In accordance with SFAS No. 87, net pension cost is recognized for any required contribution for the period. A liability is recognized for any contributions due and unpaid. Due to a continuation of the Plan's overfunded status, no contributions were made to the pension plan during the years ended December 31, 2001, 2000 and 1999. The provision for pension expense was computed by the Plan's actuaries utilizing the projected unit credit cost method and assuming a 7.5% return on Plan assets.

     The Savings Bank has purchased life insurance policies on certain officers and directors. The insurance policies had an approximate cash surrender value of $1.3 million and $1.2 million at December 31, 2001 and 2000, respectively. The Savings Bank has approved compensation arrangements that provide retirement benefits to certain officers and deferral of fees for directors covered by the policies. The benefit arrangement for one individual requires that the individual provide consulting services to the Savings Bank during the five-year period following retirement. The benefits to be paid, excluding amounts attributable to consulting, are being accrued from the date of approval of the arrangements to the date that full eligibility is attained. Expense related to the above described plans totaled $63,000, $108,000 and $81,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

     The Savings Bank adopted the Logansport Savings Bank, FSB Employee Stock Ownership Plan and Trust Agreement ("ESOP") in 1995, for eligible employees of the Savings Bank. The ESOP will be funded by discretionary employer contributions made in cash, which will be invested in shares of the Corporation's common stock. No contributions were made to the ESOP during the years ended December 31, 2001, 2000 or 1999.

     In April 1996, the Corporation's shareholders approved the Logansport Savings Bank, FSB Recognition and Retention Plan and Trust ("RRP"), which provided for the acquisition of up to 52,900 shares of the Corporation's common stock for awards to management. Shares awarded to management under the RRP generally vest at a rate of 20% at the end of each full twelve months of service with the Savings Bank after the date of the award. During 1996, the Savings Bank contributed $615,000 to the RRP for the purchase of 46,675 shares of the Corporation's

                           Logansport Financial Corp.

                        December 31, 2001, 2000 and 1999


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

     10.  Benefit Plans (continued)

     Common stock awarded to management and recorded the amount as unearned compensation. During 1998, the Savings Bank contributed $93,000 for the purchase of the 6,225 remaining allowable shares. Amortization expense under the RRP totaled $40,000, $136,000 and $129,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

     In April 1999, the Savings Bank implemented a contributory 401(k) plan covering all employees who have attained the age of 21 and have completed one year of service. Contributions to the plan are voluntary and are subject to matching by the Savings Bank. The Savings Bank's expense related to the plan totaled approximately $19,000, $14,000 and $11,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

     11.  Earnings Per Share

     Basic earnings per share is computed based upon 1,084,377, 1,090,800 and 1,194,070 weighted-average shares outstanding for the years ended December 31, 2001, 2000 and 1999, respectively. Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. Weighted-average common shares deemed outstanding for purposes of computing diluted earnings per share totaled 1,104,323, 1,090,800 and 1,203,324 for the years ended December 31, 2001, 2000 and 1999, respectively. Incremental shares related to the assumed exercise of stock options included in the calculation of diluted earnings per share totaled 19,946 and 9,254 for the years ended December 31, 2001 and 1999, respectively. There were no incremental shares related to the assumed exercise of stock options included in the calculation of diluted earnings per share for the year ended December 31, 2000. Options to purchase 2,500, 125,915 and 2,500 shares of common stock with a respective weighted-average exercise price of $13.75, $10.59 and $13.75, were outstanding at December 31, 2001, 2000 and 1999, respectively, but were excluded from the computation of diluted earnings per share because their exercise prices were greater than the average market price of the common shares.

     12.  Cash and Cash Equivalents

     For purposes of reporting cash flows, cash and cash equivalents includes cash and due from banks and interest-bearing deposits in other financial institutions with original maturities of less than 90 days.

     13.  Fair Value of Financial Instruments

     SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value of financial instruments, both assets and liabilities, whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

                           Logansport Financial Corp.

                        December 31, 2001, 2000 and 1999


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

     13.  Fair Value of Financial Instruments (continued)

     The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

     The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at December 31, 2001 and 2000:

               Cash and cash equivalents: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

               Investment and mortgage-backed securities: For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

               Loans receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi-family residential, nonresidential real estate and consumer. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality.

               Federal Home Loan Bank stock: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

               Deposits: The fair value of NOW accounts, passbook and club accounts, and money market deposits is deemed to approximate the amount payable on demand at December 31, 2001 and 2000. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

               Federal Home Loan Bank advances: The fair value of Federal Home Loan Bank advances has been estimated using discounted cash flow analysis, based on the interest rates currently offered for advances of similar remaining maturities.

               Notes Payable: The fair value of notes payable is deemed to approximate the carrying value.

               Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At December 31, 2001 and 2000, the difference between the fair value and notional amount of loan commitments was not material.

                           Logansport Financial Corp.

                        December 31, 2001, 2000 and 1999


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

     13.  Fair Value of Financial Instruments (continued)

     Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments are as follows at December 31:

                                                                2001                           2000
                                                     Carrying           Fair        Carrying           Fair
                                                        value          value           value          value
                                                                          (In thousands)
    Financial assets
      Cash and cash equivalents                    $    8,816     $    8,816      $    9,210     $    9,210
      Investment securities                             5,788          5,788           8,322          8,322
      Mortgage-backed securities                        4,419          4,419           5,165          5,165
      Loans receivable                                111,696        112,990         102,418        102,674
      Federal Home Loan Bank stock                      1,973          1,973           1,973          1,973
                                                    ---------    -----------       ---------      ---------

                                                     $132,692       $133,986        $127,088       $127,344
                                                      =======        =======         =======        =======

    Financial liabilities
      Deposits                                      $  83,900      $  85,098       $  79,454      $  79,547
      Advances from the Federal Home Loan Bank         34,750         34,777          34,000         33,943
      Notes payable                                     1,165          1,165           1,237          1,237
                                                    ---------      ---------       ---------      ---------

                                                     $119,815       $121,040        $114,691       $114,727
                                                      =======        =======         =======        =======

     14.  Advertising

     Advertising costs are expensed when incurred. The Corporation's advertising expense totaled $56,000, $41,000 and $37,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

     15.  Reclassifications

     Certain prior year amounts have been reclassified to conform to the 2001 consolidated financial statement presentation.

                           Logansport Financial Corp.

                        December 31, 2001, 2000 and 1999


NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES

     The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of investment securities designated as available for sale at December 31, 2001 and 2000, are as follows:

                                                                                            2001
                                                                                   Gross             Gross      Estimated
                                                                Amortized     unrealized        unrealized           fair
                                                                     cost          gains            losses          value
                                                                                       (In thousands)
    U.S. Government agency obligations                             $1,900          $  13            $    5         $1,908
    State and municipal obligations                                 2,789            113                 1          2,901
    FHLMC stock                                                         4            244                -             248
    Corporate debt obligations                                        710             22                 1            731
                                                                   ------           ----             -----         ------

         Total investment securities                               $5,403           $392            $    7         $5,788
                                                                    =====            ===             =====          =====


                                                                                            2000
                                                                                   Gross             Gross      Estimated
                                                                Amortized     unrealized        unrealized           fair
                                                                     cost          gains            losses          value
                                                                                       (In thousands)

    U.S. Government agency obligations                             $4,746         $    1              $122         $4,625
    State and municipal obligations                                 2,800             99                -           2,899
    FHLMC stock                                                         4            255                -             259
    Corporate debt obligations                                        560             -                 21            539
                                                                   ------            ---              ----         ------

         Total investment securities                               $8,110           $355              $143         $8,322
                                                                    =====            ===               ===          =====

     The amortized cost and estimated fair value of investment securities by term to maturity at December 31 are shown below.

                                                                          2001                             2000
                                                                               Estimated                        Estimated
                                                                Amortized           fair         Amortized           fair
                                                                     cost          value              cost          value
                                                                                        (In thousands)

    Due in one year or less                                      $     25       $     25           $   125        $   125
    Due after one year through three years                          1,004          1,035               550            547
    Due after three years through five years                          937            959             1,114          1,147
    Due after five years through ten years                          2,379          2,436             3,829          3,763
    Due after ten years                                             1,054          1,085             2,488          2,481
                                                                    -----          -----             -----          -----
                                                                    5,399          5,540             8,106          8,063
    FHLMC stock                                                         4            248                 4            259
                                                                    -----          -----             -----          -----

                                                                   $5,403         $5,788            $8,110         $8,322
                                                                    =====          =====             =====          =====


                           Logansport Financial Corp.

                        December 31, 2001, 2000 and 1999


NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

     Proceeds from sales and calls of investment securities available for sale during the year ended December 31, 2000, totaled $4.8 million, resulting in gross realized gains of $17,000 and gross realized losses of $34,000.

     The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at December 31, 2001 and 2000 are presented below.

                                                                                          2001
                                                                                 Gross             Gross        Estimated
                                                            Amortized       unrealized        unrealized             fair
                                                                 cost            gains            losses            value
                                                                                     (In thousands)
    Federal Home Loan Mortgage
      Corporation participation certificates                  $   675           $    7               $-           $   682
    Government National Mortgage
      Association participation certificates                    1,489                3                13            1,479
    Federal National Mortgage
      Association participation certificates                    1,210               14                 1            1,223
    Federal Housing Authority participation
      certificates                                                653               -                  2              651
    Small Business Administration
      participation certificates                                  391               -                  7              384
                                                               ------              ---             -----           ------

         Total mortgage-backed securities                      $4,418            $  24             $  23           $4,419
                                                                =====             ====              ====            =====

                                                                                         2000
                                                                                 Gross             Gross        Estimated
                                                            Amortized       unrealized        unrealized             fair
                                                                 cost            gains            losses            value
                                                                                     (In thousands)

    Federal Home Loan Mortgage
      Corporation participation certificates                  $   766              $-             $    6          $   760
    Government National Mortgage
      Association participation certificates                    2,134               -                 61            2,073
    Federal National Mortgage
      Association participation certificates                      915               -                 19              896
    Federal Housing Authority participation
      certificates                                                851                5                 6              850
    Small Business Administration
      participation certificates                                  598               -                 12              586
                                                               ------              ---              ----           ------

         Total mortgage-backed securities                      $5,264           $    5              $104           $5,165
                                                                =====            =====               ===            =====


                           Logansport Financial Corp.

                        December 31, 2001, 2000 and 1999


NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

     The amortized cost and estimated fair value of mortgage-backed securities at December 31, 2001 and 2000, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                                       2001                              2000
                                                                             Estimated                          Estimated
                                                            Amortized             fair         Amortized             fair
                                                                 cost            value              cost            value
                                                                                   (In thousands)
      Due within one year                                     $   805          $   805           $   691          $   677
      Due after one year to three years                           989              991             1,082            1,062
      Due after three years to five years                         531              531               721              707
      Due after five years to ten years                           786              785             1,159            1,133
      Due after ten years                                       1,307            1,307             1,611            1,586
                                                                -----            -----             -----            -----

         Total mortgage-backed securities                      $4,418           $4,419            $5,264           $5,165
                                                                =====            =====             =====            =====


NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at December 31 is as follows:

                                                        2001                2000
                                                             (In thousands)
    Residential real estate
      One- to four-family residential                $63,863           $  62,277
      Multi-family residential                         1,816               2,050
      Construction                                     2,278               2,814
    Nonresidential real estate and land               18,435              13,230
    Commercial                                         9,586               7,088
    Commercial leases                                  3,914               2,228
    Consumer and other                                13,635              14,575
                                                    --------            --------
                                                     113,527             104,262

    Less:
      Undisbursed portion of loans in process            699               1,084
      Allowance for loan losses                        1,132                 760
                                                    --------          ----------

                                                    $111,696            $102,418
                                                     =======             =======

                           Logansport Financial Corp.

                        December 31, 2001, 2000 and 1999


NOTE C - LOANS RECEIVABLE (continued)

     The Savings Bank's lending efforts have historically focused on one- to four-family residential and multi-family residential real estate loans, which comprised approximately $67.3 million, or 60%, of the total loan portfolio at December 31, 2001, and $66.1 million, or 64%, of the total loan portfolio at December 31, 2000. Approximately 66% of these loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Savings Bank with adequate collateral coverage in the event of default. The remaining 34% of these loans have been underwritten with original loan-to-value ratios of greater than 80%. The Savings Bank, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of north-central Indiana, thereby impairing collateral values. However, management is of the belief that real estate values in the Savings Bank's primary lending area are presently stable.

     In the normal course of business, the Savings Bank has made loans to its directors, officers and their related business interests. In the opinion of management, such loans are consistent with sound lending practices and are within applicable regulatory lending limitations. Loans to officers and directors totaled approximately $1.1 million and $1.0 million at December 31, 2001 and 2000, respectively.


NOTE D - ALLOWANCE FOR LOAN LOSSES

     The activity in the allowance for loan losses for the year ended December 31 is as follows:

                                                 2001         2000         1999
                                                        (In thousands)

     Beginning balance                        $   760         $440         $285
     Provision for losses on loans                392          332          162
     Charge-offs of loans - net                   (20)         (12)          (7)
                                              -------         ----        -----

     Ending balance                            $1,132         $760         $440
                                                =====          ===          ===

     At December 31, 2001, the Savings Bank's allowance for loan losses was comprised entirely of a general loan loss allowance, which is includible as a component of regulatory risk-based capital. At December 31, 2001, 2000 and 1999, the Savings Bank had loans of $1.9 million, $336,000 and $666,000, respectively, which had been placed on nonaccrual status due to concerns as to borrowers' ability to pay. At December 31, 2001, nonaccrual loans include certain loans that had been identified as impaired under SFAS No. 114. Interest income that would have been recognized had nonaccrual loans performed pursuant to contractual terms totaled approximately $41,000, $12,000 and $36,000 for the years ended December 31, 2001, 2000 and 1999, respectively.


NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment is comprised of the following at December 31:

                                                            2001           2000
                                                              (In thousands)

    Land                                                 $   203        $   203
    Buildings and improvements                             1,766          1,742
    Furniture and equipment                                  435            473
                                                          ------         ------
                                                           2,404          2,418
    Less accumulated depreciation and amortization          (601)          (575)
                                                          ------         ------

                                                          $1,803         $1,843
                                                          ======         ======

                           Logansport Financial Corp.

                        December 31, 2001, 2000 and 1999


NOTE F - DEPOSITS

     Deposits consist of the following major classifications at December 31:

    Deposit type and weighted-average
    interest rate                                                  2001             2000
                                                                      (In thousands)
    NOW accounts
      December 31, 2001 - 1.58%                                $  7,019
      December 31, 2000 - 2.63%                                                 $  6,080
    Passbook and club accounts
      December 31, 2001 - 2.47%                                   4,136
      December 31, 2000 - 3.57%                                                    3,478
    Money market deposit accounts
      December 31, 2001 - 2.48%                                  17,759
      December 31, 2000 - 4.29%                                                   15,823
    Non-interest bearing accounts                                 3,343            3,277
                                                                -------          -------

        Total demand, transaction and passbook deposits          32,257           28,658

    Certificates of deposit
     Original maturities of:
        Less than 12 months
          December 31, 2001 - 3.08%                               4,633
          December 31, 2000 - 6.84%                                                8,607
        12 months to 18 months
          December 31, 2001 - 4.80%                              20,955
          December 31, 2000 - 6.40%                                               21,093
        24 months to 30 months
          December 31, 2001 - 5.32%                              16,654
          December 31, 2000 - 5.56%                                               12,680
        More than 30 months
          December 31, 2001 - 5.63%                               3,370
          December 31, 2000 - 5.72%                                                3,226
      Individual retirement accounts
        December 31, 2001 - 5.16%                                 6,031
        December 31, 2000 - 5.90%                                                  5,190
                                                                -------          -------

      Total certificates of deposit                              51,643           50,796
                                                                 ------           ------

      Total deposits                                            $83,900          $79,454
                                                                 ======           ======

     At December 31, 2001 and 2000, the Savings Bank had certificate of deposit accounts with balances greater than $100,000 totaling $6.5 million and $6.1 million, respectively.

                           Logansport Financial Corp.

                        December 31, 2001, 2000 and 1999



NOTE F - DEPOSITS (continued)

     Interest expense on deposits for the year ended December 31 is summarized as follows:

                                                            2001            2000           1999
                                                                       (In thousands)

     Passbook and money market deposit accounts          $   655         $   856        $   903
     NOW accounts                                            104             133            125
     Certificates of deposit                               2,918           2,918          2,291
                                                           -----           -----          -----

                                                          $3,677          $3,907         $3,319
                                                           =====           =====          =====

     Maturities of outstanding certificates of deposit at December 31 are summarized as follows:

                                                    2001             2000
                                                       (In thousands)

     Less than one year                           $31,551          $39,335
     One year to three years                       19,026           10,411
     Over three years                               1,066            1,050
                                                  -------          -------

                                                  $51,643          $50,796
                                                   ======           ======

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

     Advances from the Federal Home Loan Bank, collateralized at December 31, 2001 by a blanket pledge of residential mortgage loans totaling $58.2 million are summarized as follows:

                            Maturing year                   December 31,
     Interest rate       ending December 31,           2001                2000
                                                       (Dollars in thousands)
     6.46% - 6.71%              2001               $     -              $10,000
     2.76% - 4.06%              2002                  6,000                  -
     5.94%                      2004                  3,000               3,000
     5.10% - 6.75%              2005                  4,200               4,000
     5.04% - 5.30%              2006                  1,500                  -
     5.31% - 5.72%              2007                  1,050                  -
     5.60% - 5.99%              2010                 17,000              17,000
     4.75%                      2011                  2,000                  -
                                                    -------             -------

                                                    $34,750             $34,000
                                                     ======              ======

    Weighted-average interest rate                     5.39%               6.11%
                                                       ====                ====

     Advances totaling approximately $26.0 million are subject to interest rate increases at the discretion of the FHLB beginning in 2002. Such advances can be repaid by the Savings Bank upon the enactment of such interest rate adjustment.

                           Logansport Financial Corp.

                        December 31, 2001, 2000 and 1999


NOTE H - NOTES PAYABLE

     At December 31, 2001 and 2000, notes payable consisted of borrowings secured by the Savings Bank's investment in a real estate partnership which will mature in 2009. The interest rate on the variable-rate borrowing was 1.92% and 3.61% at December 31, 2001 and 2000, respectively.


NOTE I - INCOME TAXES

     The provision for income taxes differs from that computed at the statutory corporate tax rate for the year ended December 31 as follows:

                                                                         2001              2000           1999
                                                                                      (In thousands)

    Federal income taxes computed at the statutory rate                  $652              $605           $647
    Increase (decrease) in taxes resulting from:
      Tax exempt interest                                                 (42)              (37)           (22)
      Increase in cash surrender value of life insurance                  (19)              (17)           (17)
      Real estate partnership tax credits                                (182)             (142)           (40)
      State income tax provision                                          113               103            111
      Other                                                                (1)               (1)            (1)
                                                                        -----             -----          -----

    Income tax provision per consolidated
      financial statements                                               $521              $511           $678
                                                                          ===               ===            ===


    The composition of the Corporation's net deferred tax asset at December 31 is as follows:

    Taxes (payable) refundable on temporary                                                2001           2000
    differences at statutory rate:                                                           (In thousands)

    Deferred tax assets:
      Other than temporary declines in investment securities                              $  23          $  23
      Retirement expense                                                                    231            216
      General loan loss allowance                                                           481            323
      Stock benefit plan expense                                                             69             57
      Other                                                                                  33             14
                                                                                           ----           ----
         Total deferred tax assets                                                          837            633

    Deferred tax liabilities:
      State income taxes                                                                    (56)           (35)
      Percentage of earnings bad debt deduction                                             (24)           (37)
      Unrealized gains on securities designated as available for sale                      (131)           (38)
      Loss on investment in real estate partnership                                        (136)           (95)
      Book versus tax depreciation                                                          (38)           (25)
                                                                                           ----           ----
         Total deferred tax liabilities                                                    (385)          (230)
                                                                                            ---            ---

         Net deferred tax asset                                                            $452           $403
                                                                                            ===            ===

                           Logansport Financial Corp.

                        December 31, 2001, 2000 and 1999



NOTE I - INCOME TAXES (continued)

     Prior to 1997, the Savings Bank was allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income, or the amount of qualifying and nonqualifying loans outstanding and subject to certain limitations based on aggregate loans and savings account balances at the end of the year. This percentage of earnings bad debt deduction had accumulated to approximately $1.7 million as of December 31, 2001. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction is approximately $500,000 at December 31, 2001.

     The Savings Bank is required to recapture as taxable income approximately $220,000, representing its post-1987 percentage of earnings bad debt deductions. The Savings Bank has provided deferred taxes for this amount and is permitted by such legislation to recapture such income over a six-year period, which commenced in 1998.


NOTE J - COMMITMENTS

     The Savings Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Savings Bank's involvement in such financial instruments.

     The Savings Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments.  The  Savings  Bank uses the same  credit  policies  in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

     At December 31, 2001, the Savings Bank had outstanding commitments of approximately $762,000 to originate residential one- to four-family loans. The Savings Bank also had outstanding commitments of approximately $1.0 million to originate non-residential real estate loans and approximately $300,000 to originate other commercial loans at December 31, 2001. Additionally, the Savings Bank had unused lines of credit under home equity loans and commercial loans of approximately $977,000 and $7.5 million, respectively, at December 31, 2001. Finally, the Savings Bank had commitments under standby letters of credit totaling $2.7 million at December 31, 2001. Standby letters of credit are conditional commitments issued by the Savings Bank to guarantee the performance of a customer to a third party. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of December 31, 2001, and will be funded from normal cash flow from operations.

                           Logansport Financial Corp.

                        December 31, 2001, 2000 and 1999


NOTE K - REGULATORY CAPITAL

     The Savings Bank is subject to minimum capital requirements promulgated by the Office of Thrift Supervision ("OTS"). Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Savings Bank must meet specific capital guidelines that involve quantitative measures of the Savings Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Savings Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Such minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets, except for those associations with the highest examination rating and acceptable levels of risk. The risk-based capital requirement currently provides for the maintenance of core capital plus general loan loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Savings Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

     During the calendar year, the OTS notified the Savings Bank that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized", the Savings Bank must maintain minimum capital ratios as set forth in the following table.

     As of December 31, 2001 and 2000, management believes that the Savings Bank met all capital adequacy requirements to which it was subject.

     2001:                                                                                  To be "well-
                                                                                         capitalized" under
                                                                 For capital              prompt corrective
                                          Actual              adequacy purposes           action provisions
                                    ----------------          -----------------           -----------------
                                    Amount     Ratio           Amount    Ratio             Amount     Ratio
                                                            (Dollars in thousands)

     Tangible capital              $16,109     11.7%         =>$2,066    =>1.5%         =>$ 6,885     => 5.0%

     Core capital                  $16,109     11.7%         =>$5,508    =>4.0%         =>$ 8,262     => 6.0%

     Risk-based capital            $17,241     16.9%         =>$8,166    =>8.0%         =>$10,207     =>10.0%


                           Logansport Financial Corp.

                        December 31, 2001, 2000 and 1999


NOTE K - REGULATORY CAPITAL (continued)

     2000:                                                                            To be "well-
                                                                                  capitalized" under
                                                          For capital              prompt corrective
                                   Actual              adequacy purposes           action provisions
                             ----------------          -----------------           -----------------
                             Amount     Ratio           Amount    Ratio             Amount     Ratio
                                                      (Dollars in thousands)
     Tangible capital       $16,587     12.5%         =>$1,988    =>1.5%          =>$6,625     => 5.0%

     Core capital           $16,587     12.5%         =>$5,300    =>4.0%          =>$7,950     => 6.0%

     Risk-based capital     $17,347     20.7%         =>$6,692    =>8.0%          =>$8,365     =>10.0%

     The Savings Bank's management believes that, under the current regulatory capital regulations, the Savings Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Savings Bank, such as increased interest rates or a downturn in the economy in the primary market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

     The Savings Bank is subject to regulations imposed by the OTS regarding the amount of capital distributions payable to the Corporation. Generally, the Savings Bank's payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation. During October 1999, the Savings Bank received OTS approval to make up to $2.0 million in capital distributions to the Corporation. Of this amount, dividend payments of $300,000, $700,000 and $1.0 million were paid in 2001, 2000 and 1999, respectively. During 2001, the Savings Bank received an additional OTS approval to make up to $2.0 million in capital distributions to the Corporation. Of this amount, dividend payments of $1,050,000 were paid in 2001. At December 31, 2001, $950,000 was available to be paid in future years.


NOTE L - STOCK OPTION PLANS

     During 1996, the Board of Directors adopted a Stock Option Plan that provided for the issuance of 132,250 authorized, but unissued shares of common stock at the fair value at the date of grant. During 1999, the Board of Directors adopted a second Stock Option Plan that provided for the issuance of 115,000 authorized, but unissued shares of common stock at the fair value at the date of grant.

     The Corporation accounts for its stock option plans in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

                           Logansport Financial Corp.

                        December 31, 2001, 2000 and 1999


NOTE L - STOCK OPTION PLANS (continued)

     The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for the plans. Had compensation cost for the Corporation's stock option plans been determined based on the fair value at the grant dates for awards under the plans consistent with the accounting method utilized in SFAS No. 123, there would have been no material effect on the Corporation's net earnings and earnings per share.

     A summary of the status of the Corporation's stock option plans as of December 31, 2001, 2000 and 1999, and changes during the years ending on those dates is presented below:

                                                  2001                         2000                        1999
                                                         Weighted-                   Weighted-                   Weighted-
                                                           average                     average                     average
                                                          exercise                    exercise                    exercise
                                               Shares        price         Shares        price         Shares        price
     Outstanding at beginning of year         125,915       $10.59        125,915      $10.59         126,415       $10.59
     Granted                                      -            -              -           -               -            -
     Exercised                                (15,463)       10.53            -           -              (500)       10.53
     Forfeited                                 (3,656)       10.53            -           -               -            -
                                            ---------        -----        -------      ------         -------        -----

     Outstanding at end of year               106,796       $10.61        125,915      $10.59         125,915       $10.59
                                              =======        =====        =======       =====         =======        =====

     Options exercisable at year-end          105,796       $10.58         98,547      $10.56          72,179       $10.55
                                              =======        =====         ======       =====          ======        =====

     The following information applies to options outstanding at December 31, 2001:

     Number outstanding                                                                                            106,796
     Range of exercise prices                                                                              $10.53 - $13.75
     Weighted-average exercise price                                                                                $10.61
     Weighted-average remaining contractual life                                                                 4.3 years


                           Logansport Financial Corp.

                        December 31, 2001, 2000 and 1999


NOTE M - CONDENSED FINANCIAL STATEMENTS OF LOGANSPORT FINANCIAL CORP.

     The following condensed financial statements summarize the financial position of Logansport Financial Corp. as of December 31, 2001 and 2000, and the results of its operations and cash flows for the years ended December 31, 2001, 2000 and 1999.

                           Logansport Financial Corp.
                        STATEMENTS OF FINANCIAL CONDITION
                                  December 31,
                                 (In thousands)
    ASSETS                                                                         2001                2000
    Cash and cash equivalents                                                 $     121           $     103
    Investment in subsidiary                                                     16,363              16,662
    Dividend receivable from subsidiary                                             950                 300
    Prepaid expenses and other                                                       94                  69
                                                                              ---------           ---------

          Total assets                                                          $17,528             $17,134
                                                                                 ======              ======

    LIABILITIES AND SHAREHOLDERS' EQUITY

    Accrued expenses and other liabilities                                    $     126             $   121

    Shareholders' equity
      Common stock                                                                4,802               5,515
      Retained earnings                                                          12,408              11,526
      Shares acquired by stock benefit plan                                         (63)               (103)
      Unrealized gains on securities designated as available for sale, net          255                  75
                                                                                -------           ---------
          Total shareholders' equity                                             17,402              17,013
                                                                                 ------              ------

          Total liabilities and shareholders' equity                            $17,528             $17,134
                                                                                 ======              ======

                           Logansport Financial Corp.
                             STATEMENTS OF EARNINGS
                             Year ended December 31,
                                 (In thousands)

                                                                        2001            2000           1999
    Revenue
      Interest income                                               $     14       $       6        $    12
      Equity in earnings of subsidiary                                 1,436           1,300          1,260
                                                                       -----           -----          -----
         Total revenue                                                 1,450           1,306          1,272

    General and administrative expenses                                   77              57             72
                                                                     -------         -------        -------

         Earnings before income tax credits                            1,373           1,249          1,200

    Income tax credits                                                   (25)            (20)           (24)
                                                                     -------         -------         ------

         NET EARNINGS                                                 $1,398          $1,269         $1,224
                                                                       =====           =====          =====

                           Logansport Financial Corp.

                        December 31, 2001, 2000 and 1999


NOTE  M  -  CONDENSED  FINANCIAL   STATEMENTS  OF  LOGANSPORT   FINANCIAL  CORP.
(continued)


                           Logansport Financial Corp.
                            STATEMENTS OF CASH FLOWS
                             Year ended December 31,
                                 (In thousands)

                                                                     2001            2000           1999
    Cash flows provided by (used in) operating activities:
      Net earnings for the year                                    $1,398          $1,269         $1,224
      Adjustments to reconcile net earnings to net cash
      provided by (used in) operating activities:
        Excess distributions from (undistributed earnings of)
          consolidated subsidiary                                     (86)           (598)           239
        Increase (decrease) in cash due to changes in:
          Accrued expenses and other liabilities                        5             (70)           ( 6)
          Other                                                       (25)             69            (23)
                                                                  -------         -------        -------
         Net cash provided by operating activities                  1,292             670          1,434


    Cash flows provided by (used in) financing activities:
      Proceeds from exercise of stock options                         163              -               5
      Dividends on common stock                                      (516)           (477)          (521)
      Purchase of shares                                             (921)           (464)          (696)
                                                                   ------          ------         ------
         Net cash used in financing activities                     (1,274)           (941)        (1,212)
                                                                    -----          ------          -----

    Net increase (decrease) in cash and cash equivalents               18            (271)           222

    Cash and cash equivalents at beginning of year                    103             374            152
                                                                   ------          ------         ------

    Cash and cash equivalents at end of year                      $   121         $   103        $   374
                                                                   ======          ======         ======


                           Logansport Financial Corp.

                        December 31, 2001, 2000 and 1999


NOTE N - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following table summarizes the Corporation's quarterly results for the years ended December 31, 2001 and 2000. Certain amounts, as previously reported, may have been reclassified to conform to the 2001 presentation.

                                                                                    Three Months Ended
                                                                March 31,     June 30,     September 30,     December 31,
    2001:                                                                  (In thousands, except per share data)
    Total interest income                                          $2,501       $2,498            $2,462           $2,370
    Total interest expense                                          1,529        1,470             1,376            1,321
                                                                    -----        -----             -----            -----

    Net interest income                                               972        1,028             1,086            1,049

    Provision for losses on loans                                      86           85                86              135
    Other income                                                       52           45                47               78
    General, administrative and other expense                         535          513               476              522
                                                                   ------       ------            ------           ------

    Earnings before income taxes                                      403          475               571              470

    Income taxes                                                      102          129               167              123
                                                                   ------       ------            ------           ------

    Net earnings                                                  $   301      $   346           $   404          $   347
                                                                   ======       ======            ======           ======

    Earnings per share:
      Basic                                                          $.28         $.32             $.37              $.32
                                                                      ===          ===              ===               ===

      Diluted                                                        $.27         $.32             $.36              $.32
                                                                      ===          ===              ===               ===

                                                                                    Three Months Ended
                                                                March 31,     June 30,     September 30,     December 31,
    2000:                                                                  (In thousands, except per share data)

    Total interest income                                          $2,209       $2,343            $2,453           $2,519
    Total interest expense                                          1,243        1,368             1,430            1,556
                                                                    -----        -----             -----            -----

    Net interest income                                               966          975             1,023              963

    Provision for losses on loans                                      71           70                71              120
    Other income (loss)                                                50           49                (8)              31
    General, administrative and other expense                         487          495               490              465
                                                                   ------       ------            ------           ------

    Earnings before income taxes                                      458          459               454              409

    Income taxes                                                      151          136               124              100
                                                                   ------       ------            ------           ------

    Net earnings                                                  $   307      $   323           $   330          $   309
                                                                   ======       ======            ======           ======

    Earnings per share:
      Basic                                                          $.28         $.29             $.30              $.29
                                                                      ===          ===              ===               ===

      Diluted                                                        $.28         $.29             $.30              $.29
                                                                      ===          ===              ===               ===


                     MARKET PRICE OF LOGANSPORT FINANCIAL'S
                COMMON SHARES AND RELATED SECURITY HOLDER MATTERS

The common stock of the Company is traded on the National Association of Securities Dealers Automated Quotation System ("Nasdaq") Small Cap Market, under the symbol "LOGN." As of February 8, 2002, there were 775 shareholders of record of the Company's common stock. The table below presents the high and low trade prices for the common shares of the Company, together with dividends declared per share, for each quarter of the years ended December 31, 2001 and 2000. Such price information was obtained from Nasdaq.

                                                                      Per Share
Year Ending December 31,                 High             Low         dividends

2001

Quarter ending March 31, 2001           $12.25          $11.25         $0.12
Quarter ending June 30, 2001             13.34           11.44          0.12
Quarter ending September 30, 2001        14.05           12.77          0.12
Quarter ending December 31, 2001         15.25           13.00          0.12

2000

Quarter ending March 31, 2000           $10.31           $9.06         $0.11
Quarter ending June 30, 2000              9.88            7.63          0.11
Quarter ending September 30, 2000        11.88            9.81          0.11
Quarter ending December 31, 2000         11.81           10.88          0.11


TRANSFER AGENT AND REGISTRAR. The Fifth Third Bank of Cincinnati, Ohio ("Fifth Third") is the Company's stock transfer agent and registrar. Fifth Third maintains the Company's shareholder records. Shareholders requiring a change of name, address or ownership of stock, as well as information about shareholder records, lost or stolen certificates, dividend checks, or dividend direct deposit should contact:

                                Fifth Third Bank
                           Corporate Trust Operations
                                Mail Drop 10AT66
                               38 Fountain Square
                             Cincinnati, Ohio 45263
                         (800) 837-2755 or 513-579-5320

GENERAL COUNSEL.                                  INDEPENDENT AUDITORS.

Barnes & Thornburg                                Grant Thornton LLP
11 South Meridian Street                          625 Eden Park Drive, Suite 900
Indianapolis, Indiana 46204                       Cincinnati, Ohio 45202

SHAREHOLDER & GENERAL INQUIRIES. The Company is required to file an Annual Report on Form 10-K for its year ended December 31, 2001 with the Securities and Exchange Commission. Copies of this annual report may be obtained without charge upon written request to:

                       Dottye Robeson, Secretary/Treasurer
                           Logansport Financial Corp.
                           723 East Broadway, Box 569
                            Logansport, Indiana 46947
                          (574) 722-3855 extension 313

OFFICE LOCATION.

723 East Broadway
Logansport, Indiana 46947
(574) 722-3855
Fax - (574) 722-3857
Email - dottyer@logansportsavings.com